UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916 and 333-285322) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, 333-256571 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 25, 2025, the Company announced that the U.S. Food and Drug Administration (“FDA”) notified the Company that information submitted on November 5, 2025, related to the post-marketing requirement in response to the FDA’s ongoing review of the New Drug Application (“NDA”) for TransCon CNP (navepegritide) for children with achondroplasia constituted a major amendment to the NDA. Accordingly, the FDA has extended the Prescription Drug User Fee Act (“PDUFA”) target action date by three months to February 28, 2026.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements, including the statement relating to the PDUFA target action date for the NDA for TransCon CNP for children with achondroplasia. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; and the impact of international economic, political, legal, compliance, social and business factors, including tariffs and trade policies. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 25, 2025	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer